UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Acciyo, Inc.

Legal status of issuer

   Form
   C-Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   January 30, 2018

Physical address of issuer
2261 Market St, #4135, San Francisco, CA 94114

Website of issuer
https://www.acciyo.com

Current number of employees
2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$159,016.95	$108,632.15
Cash & Cash Equivalents	$79,636.95	$72,052.15
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$22,475.00	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$6,479.61	$26.10
Taxes Paid	$0	$0
Net Income	$(109,208.62)	$(189,537.85)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
/s/ Anum Hussain
2EB8B45BCC8D49B...
(Signature)

Anum Hussain
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
/s/ Anum Hussain
2EB8B45BCC8D49B...
(Signature)

Anum Hussain
(Name)

CEO & Director
(Title)

May 14, 2021
(Date)

DocuSigned by:
/s/ Vivian Diep
201A8C64D6394DA...
(Signature)

Vivian Diep
(Name)

CTO & Director
(Title)

May 14, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-AR)


May 14, 2021

Acciyo, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Acciyo, Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.acciyo.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 14, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Acciyo, Inc. is a Delaware corporation, incorporated on January 13, 2018.

The Company is located at 2261 Market St, #4135, San Francisco, CA 94114.

The Company's website is http://www.acciyo.com.

The Company conducts business in all fifty (50) states.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/acciyo.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of his or her investment.

The occurrence of natural disasters may adversely affect our business, financial condition and results of operations following our business combination.
The occurrence of natural disasters, including hurricanes, floods, earthquakes, tornadoes, fires and pandemic disease may adversely affect our business, financial condition or results of operations. The potential impact of a natural disaster on our results of operations and financial position is speculative and would depend on numerous factors. The extent and severity of these natural disasters determines their effect on a given economy. Although the long-term effect of diseases such as the COVID-19 "coronavirus", H5N1 "avian flu," or H1N1, the swine flu, cannot currently be predicted, previous occurrences of avian flu and swine flu had an adverse effect on the economies of those countries in which they were most prevalent. An outbreak of a communicable disease in our market could adversely affect our business, financial condition and results of operations, and timely reporting obligations under Regulation S-X and Regulation S-K. We cannot assure you that natural disasters will not occur in the future or that our business, financial condition and results of operations will not be adversely affected.

A majority of the Company is owned by a small number of owners.
The Company is currently controlled by a two person board of directors comprised of the two holders of the Company's capital stock who together own 100% of the outstanding capital stock of the Company. Subject to any fiduciary duties owed to the Company's other owners or investors under Delaware law, these majority owners may be

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able to exercise significant influence through their board appointments. The board of directors is responsible for approving significant Company transactions, and will have significant control over the Company's budget, management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership and board control could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their board influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section entitled "*Transactions with Related Persons and Conflicts of Interest*" for further details.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Anum Hussain who is CEO of the Company and Vivian Diep, who is a CTO of the Company. The Company has or intends to enter into an employment agreement with Anum Hussain and Vivian Diep, although there can be no assurance that it will do so or that she will continue to be employed by the Company for a particular period of time. The loss of Anum Hussain or Vivian Diep could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some

vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer

information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual investors commitment amount based on the Company's determination of an investor's sophistication.
The Company may prevent investors from committing more than a certain amount to this Offering based on the Company's belief of the investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions,

natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency had reviewed or passed upon the offering, the Company or any securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

BUSINESS

Description of the Business
We're building a better, more healthful news discovery experience to save the industry and ourselves.

It starts with our newsletter product where you can discover stories you aren't hearing anywhere else, twice a week. We dig up important articles that get stuck in the trenches of the Internet to expand your worldview beyond breaking viral news events. Think of our newsletter like flipping a physical paper to page two: valuable information, just hidden behind that front page.

Our readers love that we prioritize "controlled context" and "news wellness," ensuring our stories are:
easily understood no matter what prior knowledge a reader has
- transparent in sourcing for readers to trace, verify, or explore if desired
- low impact to mental stress by including next steps and a healthful mix of stories

And while our secret sauce has been a stellar human editorial team, our evolution will be in the internal tools our team builds and uses to discover, research, and contextualize news stories. The consumer version of those technologies make it possible to understand the landscape of news and serve a more wholesome news discovery destination.

Overall, we have a product gathering not only a highly engaged readership, but active brand advocates who help spread Below the Fold further. This community foundation coupled with our exceptional and unique content has opened opportunities to expand on all fronts on our path to becoming a premier media company.

Business Plan
Currently, we have a sponsorship-run business model. There have been some changes with the earlier business plan of the Company as it did not start generating revenue or booking sponsorships until 2021. These sponsorships are advertisements placed within our newsletter for readers to engage with. As we grow our subscriber base, we will grow our revenue potential for each of these ads. In the future we anticipate a premium offering, the details of which are still being ironed out.

The Company's Products and/or Services

Product / Service	Description	Current Market
Below the Fold	Email newsletter surfacing important news stories not currently making headlines.	Direct-to-consumer market of online news readers

Competition
While there are a number of newsletters that exist (TheSkimm, Morning Brew, Robinhood Snacks), each are either niche for a specific industry or focused on sharing the top headlines of the day. Our newsletter focuses on bringing our users important stories NOT making headlines, providing updates on stories other newsletters don't include.

The markets in which our newsletter is sold is somewhat competitive. Our product compete against similar products of many large and small companies, including well-known global competitors. Content quality, performance, value and packaging are important differentiating factors.

Supply Chain and Customer Base

Recruiting the top talent in terms of email and content is the lifeblood of the Company. We have employees that have past work experience with established media companies and with rapidly growing startups.

Our initial product targets the 7 million U.S. adult readers who actively read news on their computer desktop.

Intellectual Property
To date, the Company neither holds any registered intellectual property, nor has applied for a registration of any registerable intellectual property.

Domain Names

The Company owns the "acciyo.com" domain name and "belowthefold.news" domain name. It operates under the latter.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS, AND MANAGERS
The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Anum Hussain	Co-Founder, CEO and Director	Co-Founder, CEO, and Director, Acciyo, Inc., January 13, 2018 – Present Co-Founder, Acciyo, August 2017 – January 12, 2018 Student, Massachusetts Institute of Technology, September 2016 – June 2018	**MBA**, Massachusetts Institute of Technology, Sloan School of Business **Bachelor's degree, Marketing & Journalism**, Emerson College
Vivian Diep	Co-Founder, CTO and Director	Co-Founder, CTO, and Director, Acciyo, Inc., January 13, 2018 – Present Co-Founder, Acciyo, August 2017 – January 12, 2018 Co-founder, Deepstream, December 2016 – April 2017	**M.S., Media Arts & Sciences**, Massachusetts Institute of Technology **Bachelor's degree, Finance & Computer Science**, Boston College

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	8,000,000
Voting Rights	Each holder of record of Common Stock is entitled to one vote for each share of such stock.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders can authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	89.69%*

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

Type of security	Simple Agreement for Future Equity (SAFE)
Face Amount	$20,000
Voting Rights	Holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders can authorize and issue additional SAFEs at a later date. The availability of any shares of the Company's capital stock convertible from such SAFEs and its potential future issuance may be dilutive and could adversely affect the value of the securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	0.60%*
Other Material Terms	Upon a bona fide transaction or series of transactions with the principal purpose of raising capital pursuant to which the Company sells and issues shares of a series of its preferred stock ("Preferred Stock") at a fixed pre-money valuation with an aggregate sales price of not less than $250,000 (a "Preferred Stock Sale"), then the Company will automatically issue a number of shares of Preferred Stock sold in the Preferred Stock Sale equal to the face amount of the SAFE divided by the purchase price per share of the Preferred Stock sold in the Preferred Stock Sale.

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

Type of security	Simple Agreement for Future Equity (SAFE)
Face Amount	$275,000
Voting Rights	Holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders can authorize and issue additional SAFEs at a later date. The availability of any shares of the Company's capital stock convertible from such SAFEs and its potential future issuance may be dilutive and could adversely affect the value of the securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	8.97%*
Other Material Terms	Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells and issues shares of a series of its preferred stock ("Preferred Stock") at a fixed valuation, including but not limited to, a pre-money or post-money valuation (the "Equity Financing"), the SAFE will automatically convert into the number of shares of Preferred Stock, equal to the face amount of the SAFE divided by: (i) the price per share equal to $2,750,000 divided by the "Company Capitalization" which is calculated as of immediately prior to the Equity Financing and (without double-counting): • Includes all shares of capital stock of the Company issued and outstanding; • Includes all this SAFE and other convertible securities issued by the Company, including but not limited to: (a) other SAFEs; (b) convertible promissory notes and other convertible debt instruments; and (c) convertible securities that have the right to convert into shares of capital stock of the Company; • Includes all (a) issued and outstanding "Options" which includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested, and (b) "Promised Options" which means all promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet for the Equity Financing (or the initial closing of the Equity Financing, if there is no term sheet), or (ii) treated as outstanding

16

Options in the calculation of the Preferred Stock's price per share;

• Includes the "Unissued Option Pool" which means all shares of capital stock of the Company that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a "Liquidity Event," which means (a) a "Change of Control" which means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company, or (b) an "Initial Public Offering" which means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act, only to the extent "Proceeds" which means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the "Dissolution Event" which means (x) a voluntary termination of operations, (y) a general assignment for the benefit of the Company's creditors or (z) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary, as applicable, and legally available for distribution, are payable on such Promised Options) under any equity incentive or similar Company plan; and

• Excludes, notwithstanding the foregoing, any increases to the Unissued Option Pool (except to the extent necessary to cover Promised

	Options that exceed the Unissued Option Pool) in connection with the Equity Financing, or

(ii) 80% of the price paid by investors in the Equity Financing,

whichever calculation results in the greater number of shares of Preferred Stock. |

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

Type of security	Simple Agreement for Future Equity (SAFE)
Face Amount	$25,000
Voting Rights	Holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders can authorize and issue additional SAFEs at a later date. The availability of any shares of the Company's capital stock convertible from such SAFEs and its potential future issuance may be dilutive and could adversely affect the value of the securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering of convertible securities).	0.75%*
Other Material Terms	If there is an "Equity Financing" which means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells and issues shares of a series of its preferred stock ("Preferred Stock") at a fixed pre-money valuation, the Company will automatically issue to the holder of the SAFE either:

(i) a number of shares of Preferred Stock equal to the face amount of the SAFE divided by the price per share of the Preferred Stock, if the pre-money valuation is less than or equal to $3,000,000; or

(ii) a number of shares of Preferred Stock equal to the face amount of the SAFE divided by the "Safe Price" which means the price per share equal to $3,000,000 divided by the "Company Capitalization" which means the sum, as of immediately prior to the Equity Financing, of: (a) all shares of capital stock of the Company (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (i) the SAFE, (ii) all other SAFEs, and (iii) convertible promissory notes; and (b) all shares of Common Stock reserved and available for future grant under |

	any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing, if the pre-money valuation is greater than $3,000,000.

*As of the date of the Company's last offering, this was the percentage ownership of the Company by the holders of such security.

Type of security	Simple Agreement for Future Equity (SAFE)
Face Amount	$5,000
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Other Material Terms	Valuation Cap: $3,000,000

Type of security	Crowd SAFE
Face Amount	$147,063
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Other Material Terms	Valuation Cap: $3,000,000

Debt
The Company has the following debt outstanding:

19

Type of debt	Loan
Amount outstanding	$22,475*
Interest Rate and Amortization Schedule	1% per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an unspecified amount will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured.
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "Cares Act".
Maturity Date	April 22, 2022

*As of the February 21, 2021, this loan has been forgiven.

Ownership

A majority of the Company is owned by Anum Hussain and Vivian Diep.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Anum Hussian	4,800,000 shares of Common Stock	60%
Vivian Diep	3,200,000 shares of Common Stock	40%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Recent Tax Return Information (2019)

Total Income	Taxable Income	Total Tax
$(149,423)	$(149,423)	$0

Operations

Acciyo, Inc. ("**the Company**") was incorporated on January 13, 2018 under the laws of the State of Delaware, and is headquartered in Santa Monica, California. The Company has developed Acciyo, a browser plugin that, upon landing on a news article, populates a timeline of articles previously published on the topic you're currently reading. So even if a story makes headline news today, users can go back in time and uncover when it all started and who has been saying what since. Acciyo makes it easy to be an informed citizen and makes its users feel like they've been following along the whole time! The Company also distributes a weekly newsletter that surfaces important stories not making headlines in a world difficult to digitally "flip" to page two news.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash consists primarily of amounts held in accounts held with commercial banking institutions.

As of May 2, 2021 the Company had approximately $63,595.10 in aggregate cash and cash equivalents, leaving the Company with approximately two and one half (10) months of runway.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Money Raised or Face Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$80	8,000,000	General Working Capital	1/13/2018	Section 4(a)(2)
Simple Agreement for Future Equity	$20,000	1	General Working Capital	1/22/2018	Reg D 506(b)
Simple Agreement for Future Equity	$25,000	1	General Working Capital	3/5/2018	Reg D 506(b)
Simple Agreement for Future Equity	$275,000	2	General Working Capital	2/15/2019	Reg D 506(b)
Crowd SAFE	$147,063*	616**	General Working Capital	7/16/2020	Section 4(a)(6)
Simple Agreement for Future Equity	$5,000	1	General Working Capital	8/31/2020	Reg D 506(b)

*This amount includes the percentage of proceeds transferred to the intermediary and other fees.
**This number does not reflect the additional grant of securities made to the Intermediary.

TAX MATTERS

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted and intends to continue conducting the following transactions with related persons:

The Company rents space from Anum Hussain, CEO, on a month-to-month basis, which serves as the Company's main offices. As of December 31, 2020, the Company's rent expense totaled $10778.89. The Company is now fully remote and has no rent expenses.

EXHIBIT B
Disclaimers
Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C-AR. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C

Financials

I, Anum Hussain, the CEO of Acciyo, Inc., hereby certify that

(1) the accompanying financial statements of Acciyo, Inc. thereto for the periods ending December 2020 included in this Form C-AR are true and complete in all material respects;

(2) the tax return information of Acciyo, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Acciyo, Inc. filed for the fiscal year ended December 2019; and

(3) that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of May 12, 2021.

DocuSigned by:
Anum Hussain (Signature)
2EB8B45BCC8D49B...

Name: Anum Hussain

Title: CEO

Date: May 12, 2021

Balance Sheet

Acciyo, Inc.

As of Dec 31, 2020

ACCOUNTS	Dec 31, 2020
Assets	
Cash and Bank	
Analysis Checking (459)	$79,636.95
Total Cash and Bank	**$79,636.95**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Internally Developed Software	$79,380.00
Total Long-term Assets	**$79,380.00**
Total Assets	**$159,016.95**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
PPP Loan	$22,475.00
Total Long-term Liabilities	**$22,475.00**
Total Liabilities	**$22,475.00**

Equity	
Additional Paid In Capital - SAFEs	$457,118.42
Common Shares	$80.00
Retained Earnings	
Profit for all prior years	-$211,447.85
Profit between Jan 1, 2020 and Dec 31, 2020	-$109,208.62
Total Retained Earnings	**-$320,656.47**
Total Equity	**$136,541.95**

Cash Flow

Acciyo, Inc.

Date Range: Jan 01, 2020 to Dec 31, 2020

CASH INFLOW AND OUTFLOW	Jan 01, 2020 to Dec 31, 2020
Operating Activities	
Purchases	-$38,582.92
Payroll	-$70,625.70
Net Cash from Operating Activities	**-$109,208.62**
Investing Activities	
Other	-$42,800.00
Net Cash from Investing Activities	**-$42,800.00**
Financing Activities	
Loans and Lines of Credit	$22,475.00
Owners and Shareholders	$137,118.42
Net Cash from Financing Activities	**$159,593.42**

OVERVIEW

Starting Balance	**$72,052.15** As of 2020-01-01
Gross Cash Inflow	$165,218.17
Gross Cash Outflow	$157,633.37
Net Cash Change	**$7,584.80**
Ending Balance	**$79,636.95** As of 2020-12-31

Profit and Loss

Acciyo, Inc.

Date Range: Jan 01, 2020 to Dec 31, 2020

ACCOUNTS	Jan 01, 2020 to Dec 31, 2020
Total Income	**$0.00**
Cost of Goods Sold	
Computer – Hosting	$6,479.61
Total Cost of Goods Sold	**$6,479.61**
Gross Profit	**-$6,479.61**
As a percentage of Total Income	0.00%
Operating Expenses	
Accounting Fees	$1,950.00
Advertising & Promotion	$80.83
Bank Service Charges	$105.00
Computer – Software	$8,997.00
Filing Fees	$30.00
Meals and Entertainment	$60.00
Office Supplies	$31.69
Payroll - Taxes	$19,128.72
Payroll Service Fees	$685.52
Payroll – Employer's Share of Benefits	$2,945.45
Payroll – Salary & Wages	$47,866.01
Professional Fees	$8,064.90

Operating Expenses

R&D	$325.00
Rent Expense	$10,778.89
Taxes – Corporate Tax	$1,630.00
Travel Expense	$50.00
Total Operating Expenses	**$102,729.01**

Net Profit	**-$109,208.62**
As a percentage of Total Income	**0.00%**

Balance Sheet

Acciyo, Inc.

As of Dec 31, 2019

ACCOUNTS	Dec 31, 2019
Assets	
Cash and Bank	
Analysis Checking (459)	$72,052.15
Total Cash and Bank	**$72,052.15**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Internally Developed Software	$36,580.00
Total Long-term Assets	**$36,580.00**
Total Assets	**$108,632.15**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**

Equity	
Additional Paid In Capital - SAFEs	$320,000.00
Common Shares	$80.00
Retained Earnings	
Profit for all prior years	-$21,910.00
Profit between Jan 1, 2019 and Dec 31, 2019	-$189,537.85
Total Retained Earnings	**-$211,447.85**
Total Equity	**$108,632.15**

Cash Flow

Acciyo, Inc.

Date Range: Jan 01, 2019 to Dec 31, 2019

CASH INFLOW AND OUTFLOW	Jan 01, 2019 to Dec 31, 2019
Operating Activities	
Purchases	-$36,348.66
Payroll	-$153,189.19
Net Cash from Operating Activities	**-$189,537.85**
Investing Activities	
Other	-$33,380.00
Net Cash from Investing Activities	**-$33,380.00**
Financing Activities	
Owners and Shareholders	$295,000.00
Net Cash from Financing Activities	**$295,000.00**

OVERVIEW

Starting Balance	**-$30.00** As of 2019-01-01
Gross Cash Inflow	$295,000.90
Gross Cash Outflow	$222,918.75
Net Cash Change	**$72,082.15**
Ending Balance	**$72,052.15** As of 2019-12-31

Profit and Loss

Acciyo, Inc.

Date Range: Jan 01, 2019 to Dec 31, 2019

ACCOUNTS	Jan 01, 2019 to Dec 31, 2019
Total Income	**$0.00**
Cost of Goods Sold	
Computer – Hosting	$26.10
Total Cost of Goods Sold	**$26.10**
Gross Profit As a percentage of Total Income	**-$26.10** 0.00%
Operating Expenses	
Advertising & Promotion	$18.00
Bank Service Charges	$60.25
Computer – Internet	$342.51
Computer – Software	$4,279.61
Meals and Entertainment	$290.90
Office Supplies	$984.79
Payroll - Taxes	$33,781.30
Payroll Service Fees	$464.10
Payroll – Salary & Wages	$118,943.79
Professional Fees	$9,122.42
R&D	$711.92
Rent Expense	$19,652.44

Operating Expenses	
Taxes – Corporate Tax	$450.00
Travel Expense	$409.72
Total Operating Expenses	**$189,511.75**

Net Profit	**-$189,537.85**
As a percentage of Total Income	0.00%